September 7, 2005



Mr. Bruce McGregor
Chief Financial Officer
Austral Pacific Energy Ltd.
P.O. Box 17258
Karori
Wellington, New Zealand 6033

	Re:	Austral Pacific Energy Ltd.
		Form 20-F for the Fiscal Year Ended December 31, 2004
Filed July 17, 2005
		File No. 001-13803


Dear Mr. McGregor :

      We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2004 and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

Quantitative and Qualitative Disclosures about Market Risks, page
48

1. You do not include quantitative and qualitative disclosures of market risks and indicate that you do not hold or issue relevant types of financial instruments. We note that your functional currency is the US dollar, but you have operations in Australia, New
Zealand, Canada and Papua New Guinea. Explain to us how you determined your functional currency to be the US dollar when it appears that the majority of your operations are in New Zealand. In addition, tell us why you believe that operating in diverse operating environments including New Zealand, Australia, Canada and Papua New
Guinea does not expose you to foreign currency exchange rate risk. Refer to Item 11 of Form 20-F for further guidance.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact me at (202) 551- 3684 with any questions.

								Sincerely,



								April Sifford
								Branch Chief





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Mr. McGregor
Austral Pacific Energy Ltd.
September 7, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010